UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-11155

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: March 31, 2006

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: WESTMORELAND COAL COMPANY
Former name if applicable: [Not applicable.]
Address of principal executive office (Street and number): 14th Floor, 2 North Cascade Avenue
City, state and zip code: Colorado Springs, CO 80903

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               As Westmoreland Coal Company (the "Company") reported in its Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"), at the end of 2005 management of the Company identified a material weakness relating to the Company's internal controls over the accounting for income taxes. In connection with the effort to remediate this material weakness, the Company has undertaken an extensive review of its accounting for income taxes. This review is not expected to be completed in time for the Company to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the "First Quarter 2006 Form 10-Q") by the due date, May 10, 2006. The Company plans to file the First Quarter 2006 Form 10-Q as soon as practical.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David J. Blair 719-442-2600

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes     |_|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               When the Company files its First Quarter 2006 Form 10-Q, it expects to report income before income taxes and cumulative effect of change in accounting principle ("Pre-Tax Income") of approximately $7.6 million for the first quarter of 2006 compared to $2.7 million in Pre-Tax Income for the same quarter of 2005. Pre-Tax Income for the first quarter of 2005 excludes the cumulative effect of the change in accounting principle related to workers' compensation, as described in the Company's 2005 Form 10-K. The first quarter of 2006 includes the previously reported gain on the sale of the Company's undivided mineral interests in two leases in southern Colorado. The sale of the leases resulted in a pre-tax gain of approximately $5.1 million. Pre-Tax Income in the first quarter of 2005 included a one-time "catch-up" revenue payment of $2.4 million that compensated the Company for increases in costs of commodities incurred prior to 2005.

               Because the extended review of the Company's accounting for income taxes is not yet complete, the Company is not able to release its final financial statements at this time.

               This Notification of Late Filing on Form 12b-25 contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "will," "may," and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the first quarter 2006 Form 10-Q and the Company's expected results of operations for the quarter ended March 31, 2006. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WESTMORELAND COAL COMPANY
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By:	/s/ David J. Blair
Name: David J. Blair
Title: Chief Financial Officer